SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

Mr. Thomas A. Tolworthy

Twinlab Consolidated Holdings, Inc.

632 Broadway, Suite 201

New York, NY 10012

Telephone (212) 651-8500

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

July 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas A. Tolworthy

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 121,764,867
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 65,564,030
	10)	SHARED DISPOSITIVE POWER 56,200,837

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,764,867

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.47(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 219,505,594 shares outstanding at July 31, 2015.

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Thomas A. Tolworthy hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2014, as amended by Amendment No. 1 filed with the SEC on May 13, 2015 (the “Statement”) as follows:

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation formerly named Mirror Me, Inc. (the “Company”). The Company's principal executive offices are located at 632 Broadway, Suite 201, New York, New York 10012.

“Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Tolworthy beneficially owns (as defined by Rule 13d-3 under the Act) 121,764,867 shares, or 55.47% of the shares, of Common Stock outstanding as of July 31, 2015.”

Item 5(b) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Tolworthy has sole power to vote or to direct the vote of 121,764,867 shares of Common Stock, sole power to dispose or to direct the disposition of 65,564,030 shares of Common Stock and shared power to dispose of 56,200,837 shares of Common Stock. Pursuant to the Surrender Agreement, the Company has shared power to dispose of 56,200,837 shares of Common Stock. See Item 4 of this Statement.”

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the surrender of an aggregate of 8,447,370 shares of Common Stock to the Company on July 31, 2015 pursuant to the Surrender Agreement described in Item 4, Tolworthy did not effect any transaction in the Common Stock during the past sixty days.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2015

/s/ Thomas A. Tolworthy

Thomas A. Tolworthy

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